UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Numbers: 333-205280, 333-225830 and 333-257242

DISCOVER FINANCIAL SERVICES

(Exact name of registrant as specified in its charter)

c/o Capital One Financial Corporation

1680 Capital One Drive

McLean, Virginia

(703) 720-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C, par value $0.01 per share

Depositary Shares, each representing a 1/100th interest in a share of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C, par value $0.01 per share

6.125% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series D, par value $0.01 per share

Depositary Shares, each representing a 1/100th interest in a share of 6.125% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series D, par value $0.01 per share

4.100% Senior Notes Due 2027

4.500% Senior Notes Due 2026

6.700% Senior Notes Due 2032

7.964% Fixed-to-Floating Rate Senior Notes Due 2034

4.050% Discover Financial Services InterNotes Due September 15, 2025

3.750% Discover Financial Services InterNotes Due November 15, 2025

3.850% Discover Financial Services InterNotes Due November 15, 2025

4.000% Discover Financial Services InterNotes Due November 15, 2025

4.000% Discover Financial Services InterNotes Due February 15, 2026

4.100% Discover Financial Services InterNotes Due March 15, 2026

4.250% Discover Financial Services InterNotes Due March 15, 2026

3.700% Discover Financial Services InterNotes Due May 15, 2026

3.375% Discover Financial Services InterNotes Due June 15, 2026

3.500% Discover Financial Services InterNotes Due June 15, 2026

3.600% Discover Financial Services InterNotes Due June 15, 2026

3.250% Discover Financial Services InterNotes Due August 15, 2026 (issued August 11, 2016)

3.250% Discover Financial Services InterNotes Due August 15, 2026 (issued August 25, 2016)

3.300% Discover Financial Services InterNotes Due August 15, 2026

3.250% Discover Financial Services InterNotes Due September 15, 2026 (issued September 1, 2016)

3.250% Discover Financial Services InterNotes Due September 15, 2026 (issued September 15, 2016)

3.400% Discover Financial Services InterNotes Due November 15, 2026

4.000% Discover Financial Services InterNotes Due December 15, 2026

3.900% Discover Financial Services InterNotes Due February 15, 2027

3.750% Discover Financial Services InterNotes Due March 15, 2027

4.400% Discover Financial Services InterNotes Due March 15, 2028

3.750% Discover Financial Services InterNotes Due May 15, 2028

3.850% Discover Financial Services InterNotes Due June 15, 2028

3.500% Discover Financial Services InterNotes Due August 15, 2028

3.500% Discover Financial Services InterNotes Due September 15, 2028

3.500% Discover Financial Services InterNotes Due November 15, 2028

4.000% Discover Financial Services InterNotes Due December 15, 2028

4.000% Discover Financial Services InterNotes Due March 15, 2029

4.100% Discover Financial Services InterNotes Due March 15, 2029

4.000% Discover Financial Services InterNotes Due November 15, 2031

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C, par value $0.01 per share: 0

Depositary Shares, each representing a 1/100th interest in a share of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C, par value $0.01 per share: 0

6.125% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series D, par value $0.01 per share: 0

Depositary Shares, each representing a 1/100th interest in a share of 6.125% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series D, par value $0.01 per share: 0

4.100% Senior Notes Due 2027: 78

4.500% Senior Notes Due 2026: 61

6.700% Senior Notes Due 2032: 80

7.964% Fixed-to-Floating Rate Senior Notes Due 2034: 66

4.050% Discover Financial Services InterNotes Due September 15, 2025: 21

3.750% Discover Financial Services InterNotes Due November 15, 2025: 23

3.850% Discover Financial Services InterNotes Due November 15, 2025: 19

4.000% Discover Financial Services InterNotes Due November 15, 2025: 23

4.000% Discover Financial Services InterNotes Due February 15, 2026: 18

4.100% Discover Financial Services InterNotes Due March 15, 2026: 23

4.250% Discover Financial Services InterNotes Due March 15, 2026: 26

3.700% Discover Financial Services InterNotes Due May 15, 2026: 23

3.375% Discover Financial Services InterNotes Due June 15, 2026: 20

3.500% Discover Financial Services InterNotes Due June 15, 2026: 27

3.600% Discover Financial Services InterNotes Due June 15, 2026: 18

3.250% Discover Financial Services InterNotes Due August 15, 2026 (issued August 11, 2016): 20

3.250% Discover Financial Services InterNotes Due August 15, 2026 (issued August 25, 2016): 18

3.300% Discover Financial Services InterNotes Due August 15, 2026: 18

3.250% Discover Financial Services InterNotes Due September 15, 2026 (issued September 1, 2016): 18

3.250% Discover Financial Services InterNotes Due September 15, 2026 (issued September 15, 2016): 18

3.400% Discover Financial Services InterNotes Due November 15, 2026: 14

4.000% Discover Financial Services InterNotes Due December 15, 2026: 25

3.900% Discover Financial Services InterNotes Due February 15, 2027: 16

3.750% Discover Financial Services InterNotes Due March 15, 2027: 14

4.400% Discover Financial Services InterNotes Due March 15, 2028: 28

3.750% Discover Financial Services InterNotes Due May 15, 2028: 24

3.850% Discover Financial Services InterNotes Due June 15, 2028: 21

3.500% Discover Financial Services InterNotes Due August 15, 2028: 16

3.500% Discover Financial Services InterNotes Due September 15, 2028: 15

3.500% Discover Financial Services InterNotes Due November 15, 2028: 17

4.000% Discover Financial Services InterNotes Due December 15, 2028: 15

4.000% Discover Financial Services InterNotes Due March 15, 2029: 13

4.100% Discover Financial Services InterNotes Due March 15, 2029: 26

4.000% Discover Financial Services InterNotes Due November 15, 2031: 21

EXPLANATORY NOTE

On February 19, 2024, Discover Financial Services (“Discover”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Capital One Financial Corporation (“Capital One”) and Vega Merger Sub, Inc., a direct, wholly owned subsidiary of Capital One (“Merger Sub”). On May 18, 2025, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Discover, with Discover continuing as the surviving corporation (the “First Step Merger”). Immediately following the First Step Merger, Discover merged with and into Capital One, with Capital One continuing as the surviving corporation (the “Second Step Merger” and together with the First Step Merger, the “Mergers”). At the effective time of the Second Step Merger (the “Second Effective Time”), (a) each share of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C, par value $0.01 per share, of Discover (“Discover Series C Preferred Stock”) issued and outstanding prior to the Second Effective Time was converted into the right to receive a share of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series O, par value $0.01 per share, of Capital One (“Capital One Series O Preferred Stock”) and (b) each share of 6.125% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series D, par value $0.01 per share, of Discover (“Discover Series D Preferred Stock”) issued and outstanding immediately prior to the Second Effective Time was converted into the right to receive a share of 6.125% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series P, par value $0.01 per share, of Capital One (“Capital One Series P Preferred Stock”). In addition, at the Second Effective Time, (i) each outstanding Discover depositary share representing a 1/100th interest in a share of Discover Series C Preferred Stock (“Discover Series C Depositary Share”) was converted into a Capital One depositary share representing a 1/100th interest in a share of Capital One Series O Preferred Stock and (ii) each outstanding Discover depositary share representing a 1/100th interest in a share of Discover Series D Preferred Stock (“Discover Series D Depositary Share” and together with the Discover Series C Depositary Share, the “Discover Depositary Shares”) was converted into a Capital One depositary share representing a 1/100th interest in a share of Capital One Series P Preferred Stock. Accordingly, there are no holders of record of the Discover Series C Preferred Stock, Discover Series D Preferred Stock or Discover Depositary Shares. Capital One assumed certain obligations of Discover under the notes covered by this Form 15.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Capital One Financial Corporation, as successor by merger to Discover Financial Services, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Capital One Financial Corporation As successor by merger to Discover Financial Services

Date: May 29, 2025	By:	/s/ Matthew W. Cooper
Matthew W. Cooper
General Counsel and Corporate Secretary